[redacted]

AB* 4/2

UN 09040535

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 01 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BANIF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 WALL STREET, 33RD FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD J. KAILER **(212) 487-1860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800	NEW YORK	NY	10122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD J. KAILER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BANIF SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President & CEO

Title

LUCIANA ST. PETER
Notary Public - State of Florida
My Commission Expires Aug 16, 2009
Commission # DD462508
Bonded By National Notary Assn.

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banif Securities, Inc.

Statement of Financial Condition and Independent Auditor's Report

December 31, 2008

Banif Securities, Inc.

Statement of Financial Condition

December 31, 2008

Banif Securities, Inc.

Contents

METIS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
Phone: 212-643-0099
Fax: 212-496-7502
WWW.METISGROUPLLC.COM

Independent Auditor's Report

To the Board of Directors
Banif Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Banif Securities, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banif Securities Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

March 20, 2009
New York, N.Y.

Banif Securities, Inc.

Statement of Financial Condition
December 31, 2008

ASSETS		
Cash and cash equivalents	$	132,217
Due from clearing agent		477,306
Receivable from broker-dealers		388,117
Securities owned, at fair value		1,043,115
Prepaid expense		17,588
Furniture and equipment, less accumulated depreciation of $142,064		49,215
Other assets		77,048
TOTAL ASSETS	**$**	**2,184,606**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	38,099
TOTAL LIABILITIES		38,099
Stockholder's Equity		
Preferred stock, par value of $0.01; 2,000 shares authorized, none issued		-
Common stock – no par value; 3,100 shares authorized, issued and outstanding		130
Additional paid-in capital		7,032,577
Accumulated deficit		(4,886,200)
TOTAL STOCKHOLDER'S EQUITY		2,146,507
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**2,184,606**

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Business

Banif Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD), now the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned-subsidiary of Banif Securities Holdings, Ltd. (the "Parent"), a Cayman Islands company, which is part of the Banif Group headquartered in Portugal.

The Company provides securities brokerage services to institutional investors and affiliates.

2. Significant Accounting Policies

Basis of Accounting

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents

The Company considers all money market instruments with original maturities of three months or less (other than purchases for inventory) to be cash equivalents.

2. Significant Accounting Policies – cont'd

Depreciation

Depreciation of equipment is provided for by the straight-line method over estimated useful lives.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Significant Accounting Policies – cont'd

Fair Value

Securities owned are for trading purposes and reported in the statement of financial condition at fair value. Fair value is market value when there are quoted market prices. Fair value is determined based on other relevant factors, including dealer price quotations for similar securities when there are no active markets. Unrealized gains and losses in market value are recognized in firm trading revenues in the period in which changes occurs. Securities sold not yet purchased are carried at fair value. For purposes of FASB Statement No. 157, all fair values used by the Company are Level 1 (quoted prices in active markets).

3. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $100,000. Amounts due from the clearing agent consist primarily of the required deposit and trading account balances.

Amounts receivable from broker-dealers consist primarily of commission receivable.

4. Securities Owned

Securities owned consist of $1,500,000 fixed rate U.S. corporate debt maturing in 2015 with a market value of $1,043,115 on December 31, 2008. This security is held by the clearing broker dealer as a required deposit for trading activity.

5. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2008:

Leasehold improvements	$	42,379
Equipment		148,900
Total		191,279
Less: Accumulated Depreciation		(142,064)
Net equipment and leasehold improvements	$	49,215

6. Rentals Under Operating Leases

The Company conducts its operations from leased office facilities in New York City under a non-cancelable operating lease, which expires in August 2012 (minimum future rental payments at December 31, 2008 is approximately $800,000). The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. The Company also has entered into a month-to-month lease agreement with a related party for an office space in Miami.

7. Income Taxes

The Company has experienced losses in previous years. As a result, in 2008 the Company has incurred no Federal income tax and only state and local taxes on the basis of capital. The Internal Revenue Code allows net operating losses ("NOLs") to be carried forward and applied against future profits for a period of twenty years. At December 31, 2008, NOL carryforwards were available to the Company, totaling approximately $4,690,000. The potential tax benefit of the NOLs has been recognized on the books of the Company, but offset by a valuation allowance. If not used, the Federal carryforward will expire $26,000 in 2023, $892,000 in 2024, $1,350,000 in 2025 and $2,420,000 in 2028.

7. Income Taxes – cont'd

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.

The Company has recorded a full valuation allowance on its deferred tax assets as follows:

	Federal	State & Local
Deferred tax asset	$ 1,347,000	$ 669,000
Valuation allowance	(1,347,000)	(669,000)
Net deferred tax asset	$ -	$ -

8. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of the payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and determine that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in an operating account at financial institutions, which often exceeds Federally insured limits. In addition, the Company's clearing broker holds substantially all of the Company's securities and significant amounts of cash owed to the Company from time to time. The Company does not believe that there is any substantial risk relating thereto.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c-3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $1,874,740, which exceeded the required regulatory net capital by $1,774,740. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2008 was 0.02 to 1.

10. Employee Benefits

The Company has a 401(k) profit sharing plan for the benefit of all eligible employees. Employees may make tax deferred contributions subject to limitations under U.S. tax laws. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions.

11. Related Party Transactions

During 2008, the Company assisted its Parent and entities controlled by its Parent with customer and business referrals.

12. Joint Venture

During 2008, the Company negotiated a joint venture to cooperate with another non-U.S. owned broker dealer to form a joint broker dealer entity and share resources. The parties could not come to final agreeable terms and the joint venture project was abandoned. In February 2009, the company negotiated a settlement of the venture resulting in a reimbursement from the counterparty of $110,000.